Via EDGAR and Mail

March 17, 2015

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Park Electrochemical Corp. Form 10-K for the Fiscal Year Ended March 2, 2014 Filed May 16, 2014 Form 8-K filed January 8, 2015 File No. 001-04415

Dear Mr. Krikorian:

This letter sets forth the responses of Park Electrochemical Corp. (hereinafter “Park” or the “Company”) to comments from the staff of the Division of Corporation Finance (the "Staff") set forth in the comment letter dated February 12, 2015, from the Securities and Exchange Commission (the “Commission”) to Mr. Brian E. Shore, Chairman and Chief Executive Officer, regarding the Company’s Form 10-K for the fiscal year ended March 2, 2014 and the Company’s Form 8-K filed January 8, 2015.

For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

We note that at the Company’s request, the deadline for submission of this letter by the Company was extended to March 17, 2015 by Mr. Gabriel Eckstein, Staff Attorney. Specifically, a ten business day extension was granted on February 23, 2015 and an additional five business day extension was granted on March 10, 2015.

Form 10-K for the Fiscal Year Ended March 2, 2014

Business

Printed Circuit Materials – Customers and End Markets, page 6

COMMENT:

1.

You disclose in the second paragraph in this section that TTM Technologies, Inc. was responsible for 15.8% of your worldwide sales in 2014. In future filings, please provide a reasonably complete description of the material terms on which you conduct business with TTM. Clarify whether you have a written contract with TTM and describe the material terms of any such agreement. Further, tell us what consideration you gave to filing any such agreement as an exhibit or advise.

RESPONSE:

1.

The Company does not have any written contract or agreement with TTM Technologies, Inc., other than the purchase orders submitted to the Company by TTM, from time to time, and the Company’s acceptances of such purchase orders and the Company’s invoices to TTM. The terms and conditions on which the Company conducts business with TTM are set forth in, or attached to, such purchase orders, acceptances and invoices and include payment and credit terms, shipping terms, change order terms, limited warranties, disclaimers and other customary provisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2014 Financial Overview, page 24

COMMENT:

2.

Tell us what consideration you gave to including disclosure, and quantification, to the extent possible, of currently known trends, events and uncertainties specifically related to your business that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. Your discussion of trends and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. In this regard, we note your disclosure that the global markets for your products and the impact of the current economic and financial conditions are difficult to predict and forecast. You should be more specific and describe the trends, events, or uncertainties you have experienced and your expectation of the continuing impact. For example, we note from your earnings calls that you have experienced a significant inventory adjustment in Asia during the fiscal year ended March 1, 2015. In addition, we note that your aerospace products have become an increasing percentage of total sales and from your earnings calls that you expect growth to continue. Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

RESPONSE:

2.

The Company routinely monitors trends, events and uncertainties in the industries in which the Company operates that may have an impact on the Company’s liquidity, capital resources or results of operations. In considering disclosure of such trends, events and uncertainties, the Company evaluates its ability to link these factors to the Company’s liquidity, capital resources or results of operations. However, there often is a lack of reliable information by which to establish such links, and the applicable trends, events and uncertainties are also subject to abrupt change. Consequently, the Company believes disclosures regarding how such trends, events and uncertainties may impact the Company’s liquidity, capital resources or results of operations, or regarding their continuing impact on the Company in the future, may be speculative and/or misleading. The Company will continue to monitor such trends, events and uncertainties and will consider expanding such disclosures, including the Company’s assessment of the expected continuing impact, in Management’s Discussion and Analysis in future filings, if the Company concludes that such trends, events and uncertainties are known and have had, or will have, a direct impact on the Company’s liquidity, capital resources or results of operations.

Results of Operations, page 26

COMMENT:

3.

We note your disclosure of the quantitative impact that changes in product mix and geographic location had on net sales. Tell us what consideration you gave to including an analysis of the qualitative changes in these factors during each of the periods presented. You should address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. For example, in your discussion of the change in net sales in 2014, you should explain the reasons for lower sales of printed circuit materials products, higher sales of aerospace composite materials, parts and assemblies products, higher sales in North America, and lower sales in Asia and Europe. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.1 of SEC Release 33-8350. Consider also enhancing your disclosure in your quarterly reports.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

RESPONSE:

3.

The Company routinely monitors the qualitative factors which affect its results of operations, but, in most instances, the Company is unable to quantify the impact of such qualitative factors on the Company’s results of operations. Additionally, market information often is not available or is speculative in nature. The Company will continue to monitor and will consider expanding its disclosures regarding the qualitative factors impacting its results of operations in future filings.

Liquidity and Capital Resources

Other Liquidity Factors, page 35

COMMENT:

4.

We note your statement regarding the sufficiency of your financial resources to meet cash needs for the foreseeable future. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to finance operations. In this regard, you should assert whether your cash resources will be sufficient to meet your short-term operating needs, which generally relates to cash needs up to 12 months into the future. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

RESPONSE:

4.

We did not consider specifying the time period that we will have sufficient cash to finance operations because we believe the term foreseeable future would reasonably be interpreted to exceed one year and was sufficiently informative to our shareholders. However, in future filings, we will assert whether or not we believe that our cash resources will be sufficient to meet our operating needs for up to twelve months into the future, and for the foreseeable future thereafter.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

Notes to Financial Statements

Note 4. Income Taxes, page 54

COMMENT:

5.

We note that you recorded an accrual of U.S. deferred income taxes on undistributed earnings of your subsidiary in Singapore during the fourth quarter of the 2014 fiscal year. Tell us the amount of any unrecognized deferred tax liabilities related to your other foreign subsidiaries. Indicate what consideration you gave to the disclosures in ASC 740-30-50-2.

RESPONSE:

5.	We do not have any unrecognized deferred tax liabilities related to any of our foreign subsidiaries other than our subsidiary in Singapore.

Form 8-K filed January 8, 2015

Exhibit 99.1, News Release dated January 8, 2015

Performance table, including non-GAAP information, page 7

COMMENT:

6.

We note your presentation of the non-GAAP measures of Net Earnings before Special Items and Basic and Diluted Earnings per Share before Special Items. Please ensure that future uses of such measures include a reconciliation of each of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Consistent with comment 6 in our letter dated March 9, 2012, you should separately identify and quantify each amount included within “Special Items.”

RESPONSE:

6.

In future filings, the Company will expand its presentation of the non-GAAP Net Earnings before Special Items and Basic and Diluted Earnings per Share before Special Items to separately identify and quantify each amount included within Special Items in future filings. The following is an illustrative example of the disclosure that the Company will present in future filings:

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

Performance table, including non-GAAP information (in thousands, except per share amounts –unaudited):

	13 Weeks Ended			39 Weeks Ended

	11/30/14	12/1/13	8/31/14	11/30/14	12/1/13
Sales	$34,679	$39,678	$42,349	$125,845	$127,613

Net Earnings before Special Items[1]	$2,433	$4,721	$5,015	$16,027	$15,833
Special Items, net of Tax:
Restructuring Charges	(402)	-	(60)	(667)	(319)
Excess Audit Fees	-	-	-	(158)	-
Tax Benefit	-	-	-	-	2,181
Net Earnings	$2,031	$4,721	$4,955	$15,202	$17,695

Basic and Diluted Earnings per Share:
Basic Earnings before Special Items[1]	$0.12	$0.23	$0.24	$0.77	$0.76
Special Items:
Restructuring Charges	(0.02)	-	-	(0.03)	(0.02)
Excess Audit Fees	-	-	-	(0.01)	-
Tax Benefit	-	-	-	-	0.11
Basic Earnings (Loss) per Share	$0.10	$0.23	$0.24	$0.73	$0.85

Diluted Earnings before Special Items[1]	$0.12	$0.23	$0.24	$0.76	$0.76
Special Items:
Restructuring Charges	(0.02)	-	-	(0.03)	(0.02)
Excess Audit Fees	-	-	-	(0.01)	-
Tax Benefit	-	-	-	-	0.11
Diluted Earnings (Loss) per Share	$0.10	$0.23	$0.24	$0.72	$0.85

Weighted Average Shares Outstanding:
Basic	20,947	20,857	20,925	20,917	20,840
Diluted	20,989	20,917	21,029	21,002	20,871

1 Refer to "Detailed operating information" below for information regarding Special Items.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

Detailed operating information, page 8

COMMENT:

7.

Consistent with comment 7 in our letter dated March 9, 2012 and comment 1 in our letter dated May 8, 2012, we believe that the format of your columnar presentation of detailed operating information before special items may convey undue prominence to statements based on non-GAAP information. Please consider removing that presentation in future filings. As a substitute for this presentation format, you may consider presenting separate reconciliations, including each individual reconciling item, for only those non-GAAP measures discussed within the text of your earnings release, provided each complies with Item 10(e) of Regulation S-K.

RESPONSE:

7.

As mentioned in our letter dated April 6, 2012 in response to your comment 7 in your letter dated March 9, 2012, the Company believes that the presentations of its results of operations in the “Detailed operating information” sections of its earnings press releases are clearly labeled and provide clear information regarding the Company’s results of operations. The Company does not believe that its earnings press releases convey undue prominence to the non-GAAP information.

Additionally, as mentioned in our letter dated June 14, 2012, the Company’s shareholders have told us in the past that they find this presentation more meaningful than the GAAP presentation since they can easily compare the Company’s operating results without the impact of special items. The Company believes its presentation is consistent with Rule 100(a) of Regulation G and with Item 10(e) of Regulation S-K, and is not misleading in any way. The Company recognizes that its presentation is not consistent with Question 102.10 of the Q&A for Non-GAAP Financial Measures. However, we believe that alternate presentations of the same information, in a manner which would be consistent with Question 102.10, would be more confusing to shareholders, as it would require a separate reconciliation for each item in the table and would not be meaningful to shareholders or potential investors.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

General:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide any questions or comments that the staff may have with respect to our responses to staff’s comments to the undersigned or to P. Matthew Farabaugh, Park’s Vice President and Chief Financial Officer, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

/s/ Constantine Petropoulos

Constantine Petropoulos

Vice President and General Counsel

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com